Exhibit 3

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON INTERSECTS 43.2% eU3O8 OVER 10.3 METRES

AT WHEELER RIVER

Toronto, ON – July 24, 2013… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce that drill hole WR-525 along the western margin of the Phoenix A deposit intersected 10.3 metres of 43.2% eU3O8, which represents the highest grade x thickness product (GT) of any drill hole on the Wheeler River property at 445.0 %m.

Wheeler River

The summer 2013 drill program is well underway with 15 of 23 planned drill holes having been completed; four at Phoenix A, three at Phoenix North and eight at the 489 Zone. The inset in the attached figure shows the location of the drilling areas relative to the Phoenix deposits. The highlights of the program to date are summarized in the table and discussed in more detail below.

Wheeler River Summer 2013 Drilling Highlights To Date

Hole-ID	Area	From (m)	To (m)	Length (m)	eU3O8* (%)
WR-525	Phoenix A	410.4	413.9	10.3	43.2
WR-526	Phoenix A	405.4	408.5	1.7	16.4
WR-527	Phoenix A	403.7	406.8	3.1	13.0
WR-518	489 Zone	407.5	410.1	3.2	0.3

*	eU3O8 is radiometric equivalent uranium oxide calculated from a total gamma down-hole probe

All four drill holes completed at Phoenix A were designed to evaluate possible high grade extensions outside of the higher grade domain as defined in the most recent mineral resource estimate dated December 31, 2012. Three of the four drill holes have intersected high grade mineralization, with WR-525 intersecting the highest GT of any drill hole on the property. WR-525 was drilled west of the current western margin of the higher grade domain and intersected 10.3 metres of 43.2% eU3O8 (GT=445.0 %m). WR-526 and WR-528 were drilled east of the current eastern margin of the higher grade domain and they intersected 1.7 metres of 16.4% eU3O8 (GT=27.9 %m) and 3.1 metres of 13.0% eU3O8 (GT=40.3 %m), respectively. The Phoenix A drill hole locations are shown on the attached figure. The intersection in WR-525 may result in additional holes being drilled along the western margin of Phoenix A this summer.

The other objectives of the summer program were to follow-up on the low grade mineralization identified at the 489 Zone and complete further drilling at the Phoenix North area. At the 489 Zone, low grade mineralization was intersected in WR-518 on the first fence to follow up on mineralization intersected in the winter 2013 drilling program. This first fence was a 300 metre step out along strike to the northeast of previously reported mineralization. Drill hole WR-518 intersected 3.2 metres of 0.32% eU3O 8. Drilling is currently underway on the next 300 metre step-out to the northeast. Drilling at the 489 Zone continues to show positive indications for the discovery of higher grade mineralization, including the presence of strong graphitic fault zones in the basement and encouraging sandstone alteration and geochemistry. Drilling in the Phoenix North area has not returned any significant mineralization at this time, however several targets remain there.

As mineralization in the Phoenix deposit is sub-horizontal and the drill holes in the table are vertical, the true thickness is expected to be approximately equal to the intersection length. The Wheeler River property lies between the McArthur River mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Other Activities

Denison is also completing exploration programs at seven other Athabasca Basin properties this summer; Waterbury Lake (60% Denison, 40% KEPCO), Packrat (100% Denison), South Dufferin (100% Denison), Johnston Lake (100% Denison) and Moon Lake (55% Denison, 45% Uranium One). Linecutting and geophysical surveying is underway at Waterbury Lake and will be followed by diamond drilling on two new target areas in August. A six hole diamond drilling program is underway on structural/geophysical targets at the Packrat property. At South Dufferin, a program consisting of 10 diamond drill holes on geophysical targets is planned to begin at the end of July. At Johnston Lake a program of linecutting and ground geophysics is currently underway. This will be followed by a six hole diamond drilling program later in the summer to follow up on historic uranium intersections there. At Bachman Lake (100% Denison), International Enexco is funding a five drill hole exploration program to evaluate electromagnetic conductors to earn a 20% interest. The Bachman Lake program will be carried out simultaneously with a two hole drilling program at Moon Lake.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 50 projects and totals approximately 658,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, a 75% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(604) 689-7842
President and Chief Executive Officer

Steve Blower	(604) 689-7842
Vice President, Exploration

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

DENISON MINES
DENISON MINES CORP.
PHOENIX A and B
URANIUM DEPOSITS
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Reported highlights from 2013 summer drill programs using downhole probe equivalent grade.
• Grade x Thickness contours based on results to hole WR-528 of the 2013 summer program.
• To accompany press release dated July 24th, 2013
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
Uranium Intersection
Drill Grid Lines
WR-525
43.18%eU3O8/10.3m
WR-523
0.06%eU3O8/1.0m
WR-528
13.01%eU3O8/3.1m
WR-527
16.44%eU3O8/1.7m
PHOENIX A
PHOENIX B
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness
(%U3O8(%eU3O8)*m)
0
200m
489 Zone
Phoenix North
Phoenix A
Ground EM Conductors
PHOENIX DEPOSITS
Summer 2013 Target Areas
Other Target Areas
power line
main road
access road
camp